Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED OCTOBER 5, 2022

TO THE PROSPECTUS DATED JULY 22, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated July 22, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

•	to disclose amendments to the Limited Partnership Agreement of the Operating Partnership; and

•	to make certain updates to the Prospectus.

Amended and Restated Limited Partnership Agreement

On September 30, 2022, we entered into an Amended and Restated Limited Partnership Agreement of the Operating Partnership by and among the us, the Special Limited Partner and the limited partners party thereto in order to update certain terms related to the transfer and redemption of any Operating Partnership units issued to the Special Limited Partner.

Updates to the Prospectus

The following disclosure replaces and supersedes the forth paragraph in the section of the Prospectus titled “Net Asset Value and Valuation Guidelines—NAV and NAV Per Share Calculation.”

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, BNY Mellon incorporates any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees, management fees and any accrued performance participation. For each applicable class of shares, each of the stockholder servicing fee and the management fee is calculated as a percentage of the aggregate NAV for such class of shares. At the close of business of each record date for any declared distribution, our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of such class. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

The following disclosure replaces and supersedes the third paragraph in the section of the Prospectus titled “Share Repurchases—Class E Share Repurchase Rights.”

The Class E shares issued in the Initial Capitalization are not eligible for repurchase pursuant to our share repurchase plan adopted by our board of directors in connection with this offering. However, the Class E shares that we issue to employees or affiliates of J.P. Morgan in a private offering and Class E shares issued to our independent directors in connection with their compensation are eligible for repurchase pursuant to our share repurchase plan in the same manner as publicly offered shares.